SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SecureWorks Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

81374A105

(CUSIP Number)

George B. Hanna

Senior Vice President, Chief Legal and Administrative Officer

SecureWorks Corp.

One Concourse Parkway NE Suite 500

Atlanta, Georgia 30328

(404) 327-6339

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81374A105

1	Names of reporting persons Michael R. Cote
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 1,949,781 shares of Class A Common Stock
	8	Shared voting power -0-
	9	Sole dispositive power 1,215,111 shares of Class A Common Stock
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 1,949,781 shares of Class A Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.2% (1)
14	Type of reporting person (see instructions) IN

(1)

Based on 12,119,947 shares of Class A Common Stock outstanding as of April 22, 2020, as provided by the Issuer, and reflects the delivery of 32,443 shares of Class A Common Stock to the Issuer on that date, as reported in Item 5(c).

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Explanatory Note

This Amendment No. 4 (the “Amendment”) amends the statement on Schedule 13D originally filed by the Reporting Person on May 17, 2017, as amended by Amendment No. 1 to the Schedule 13D filed on March 8, 2018, Amendment No. 2 to the Schedule 13D filed on March 1, 2019 and Amendment No. 3 to the Schedule 13D filed on February 28, 2020 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. This Amendment is being filed to report the receipt by the Reporting Person on April 17, 2020 of a compensatory equity incentive award by the Issuer, as described below.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4, as amended, is incorporated by reference herein.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

On April 2, 2019, the Reporting Person received a compensatory equity incentive award under the 2016 Plan (as defined below) approved by the Board in the aggregate amount of 175,000 shares, consisting of 87,500 time-based restricted shares of Class A Common Stock awarded pursuant to the Issuer’s applicable form of Restricted Stock Agreement for executives and 87,500 performance-based restricted shares of Class A Common Stock awarded pursuant to the Issuer’s applicable form of Performance-Based Restricted Stock Agreement for executives.

On April 17, 2020, the Reporting Person received a compensatory equity incentive award under the 2016 Plan approved by the Board in the aggregate amount of 454,546 shares, consisting of 227,273 time-based restricted shares of Class A Common Stock awarded pursuant to the Issuer’s applicable form of Restricted Stock Agreement for executives and 227,273 performance-based restricted shares of Class A Common Stock awarded pursuant to the Issuer’s applicable form of Performance-Based Restricted Stock Agreement for executives.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are hereby amended in their entirety as follows:

(a)

As of April 23, 2020, the Reporting Person beneficially owned 1,949,781 shares of the Class A Common Stock, consisting of (i) 734,670 restricted shares of Class A Common Stock which are subject to vesting, (ii) 711,346 shares of Class A Common Stock which the Reporting Person either may acquire upon the exercise of vested stock options or will be able to acquire upon the exercise of stock options vesting as of or within 60 days after such date and (iii) 503,765 unrestricted shares of Class A Common Stock. As of such date, the 1,949,781 shares of Class A Common Stock beneficially owned by the Reporting Person represented approximately 15.4% of the shares of Class A Common Stock.(1)

(b)	As of April 23, 2020, the Reporting Person has:

(i)	sole power to vote or direct the vote of 1,949,781 shares of Class A Common Stock;

(ii)	shared power to vote or direct the vote of -0- shares of Class A Common Stock;

(1)

Based on 12,119,947 shares of Class A Common Stock outstanding as of April 22, 2020, as provided by the Issuer, and reflects the delivery of 32,443 shares of Class A Common Stock to the Issuer on that date, as reported in Item 5(c).

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(iii)	sole power to dispose or direct the disposition of 1,215,111 shares of Class A Common Stock(1); and

(iv)	shared power to dispose or direct the disposition of -0- shares of Class A Common Stock.

(c)

Except (1) as described in Item 4 above with respect to the receipt of the compensatory equity awards under the 2016 Plan and (2) for the delivery by the Reporting Person to the Issuer of shares of Class A Common Stock in satisfaction of tax withholding obligations related to the vesting on each relevant date of previously reported awards of restricted shares under the 2016 Plan, effective as of the following dates: (i) March 2, 2020, in the amount of 21,274 shares, (ii) March 7, 2020, in the amount of 28,488 shares, (iii) April 2, 2020, in the amount of 22,956 shares, and (iv) April 22, 2020, in the amount of 32,443 shares, there have been no transactions in shares of Class A Common Stock by the Reporting Person during the past 60 days. The deliveries of such 21,274 shares, 28,488 shares, 22,956 shares and 32,443 shares to the Issuer were executed at prices of $13.89, $13.03, $10.65, and $11.60, respectively, per share of Class A Common Stock.

The information set forth in Item 4, as amended, is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following information under the caption “SecureWorks Corp. 2016 Long-Term Incentive Plan.”

•

Grants of (a) 87,500 time-based restricted shares of Class A Common Stock and (b) 87,500 performance-based restricted shares of Class A Common Stock, made on April 2, 2019 in accordance with the Issuer’s compensation policy with respect to its executive officers. Each of the time-based awards vests ratably over a three-year period contingent upon the Reporting Person continuing in service with the Issuer or its subsidiaries on each vesting date, with the first vesting date to occur on April 2, 2020. Each of the performance-based awards will be earned, if any, upon the achievement of performance goals specified in the applicable award agreement and thereafter will vest over a three-year period contingent upon the Reporting Person continuing in service with the Issuer or its affiliates on each vesting date, with the first vesting event to occur on the later of (i) the date of certification of achievement, which will be no later than 75 days following January 31, 2020, or (ii) April 2, 2020, and with subsequent vesting events to occur on April 2, 2021 and April 2, 2022.

•

Grants of (a) time-based restricted shares of Class A Common Stock and (b) performance-based restricted shares of Class A Common Stock, made on April 17, 2020 in accordance with the Issuer’s compensation policy with respect to its executive officers. Each of the time-based awards vests ratably over a three-year period contingent upon the Reporting Person continuing in service with the Issuer or its subsidiaries on each vesting date, with the first vesting date to occur on April 17, 2021. Each of the performance-based awards will be earned, if any, upon the achievement of performance goals specified, or provided for, in the applicable award agreement and thereafter will vest over a three-year period contingent upon the Reporting Person continuing in service with the Issuer or its subsidiaries on each vesting date, with the first vesting event to occur on the later of (i) the date of certification of achievement, which will be no later than 75 days following January 29, 2021, or (ii) April 17, 2021, and with subsequent vesting events to occur on April 17, 2022 and April 17, 2023.

(1)

As of April 23, 2020, the Reporting Person has the right to vote, but not the right to dispose or direct the disposition of, the unvested restricted shares of Class A Common Stock beneficially owned by the Reporting Person. Of the 1,949,781 shares of Class A Common Stock beneficially owned by the Reporting Person as of such date, 734,670 are restricted shares of Class A Common Stock over which the Reporting Person will not have investment power until the vesting thereof, as reported in Item 6 of the Schedule 13D. Under the terms of the Issuer’s Amended and Restated Certificate of Incorporation, a holder of a share of Class A Common Stock is entitled to one vote per share and a holder of a share of Class B Common Stock is entitled to ten votes per share. The holders of the Class A Common Stock and the Class B Common Stock vote together as a single class on all matters submitted to a stockholder vote. As of April 22, 2020, (i) 12,119,947 shares of Class A Common Stock were issued and outstanding and (ii) 70,000,000 shares of Class B Common Stock were issued and outstanding, all of which shares of Class B Common Stock were beneficially owned by Dell Technologies Inc. through an indirect wholly-owned subsidiary. As of April 23, 2020, the Reporting Person has voting power over shares of Class A Common Stock representing approximately 0.27% of the combined voting power of both classes of common stock of the Issuer.

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Item 6 is hereby amended by the addition of the following information under the caption “Award Agreements Under SecureWorks Corp. 2016 Long-Term Incentive Plan:”

Compensatory equity incentive awards to the Reporting Person, beginning with the award granted on April 2, 2019 described above, will be made under the SecureWorks Corp. 2016 Long-Term Incentive Plan, as amended and restated as of June 21, 2018 (as amended and restated or otherwise modified from time to time, the “2016 Plan”). The 2016 Plan, as so amended and restated, reflects an increase of 4,000,000 shares to the number of shares of Class A Common Stock issuable under such plan. The 2016 Plan, as so amended and restated, has terms that are otherwise substantially the same as the terms of the SecureWorks Corp. 2016 Long-Term Incentive Plan in effect before such amendment and restatement.

Time-based restricted shares of Class A Common Stock and performance-based restricted shares of Class A Common Stock granted to the Reporting Person by the Issuer, beginning with the award granted on April 17, 2020 described above, will be made in accordance with the Issuer’s currently effective form of Restricted Stock Agreement for executives under the 2016 Plan and currently effective form of Performance-Based Restricted Stock Agreement for executives under the 2016 Plan, respectively, which were approved by the Board on April 17, 2020. These award agreements have terms that are substantially the same as the terms of the Issuer’s previously effective forms of Restricted Stock Agreement for executives under the 2016 Plan and Performance-Based Restricted Stock Agreement for executives under the 2016 Plan.

The foregoing descriptions of each of the 2016 Plan and the Issuer’s forms of Restricted Stock Agreement for executives and Performance-Based Restricted Stock Agreement for executives are qualified in their entirety by reference to the complete text of such documents, which are filed as exhibits hereto and incorporated by reference herein.

Items 4, 5 and 7, as amended, are incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 6 – SecureWorks Corp. 2016 Long-Term Incentive Plan, as amended and restated as of June 21, 2018 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2018) (File No. 001-37748).

Exhibit 7 – Form of Restricted Stock Agreement for executives under SecureWorks Corp. 2016 Long-Term Incentive Plan.

Exhibit 8 – Form of Performance-Based Restricted Stock Agreement for executives under the SecureWorks Corp. 2016 Long-Term Incentive Plan.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

Date: April 23, 2020

MICHAEL R. COTE

By:	/s/ George B. Hanna
Name:	George B. Hanna
Title:	Attorney-in-Fact

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